UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒     SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐     SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020

World Tree USA, LLC
(Exact name of issuer as specified in its charter)

Nevada	37-1785781
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2361 Rosecrans Ave. Suite 475
El Segundo, Ca. 90245
(Full mailing address of principal executive offices)

888-693-8733
(Issuer’s telephone number, including area code)

Explanatory Note: The Company was unable to file by September 28, 2020 due to its counsel contracting COVID-19, delaying the preparation of this report. No sales of securities were made in the Company’s active offering under Regulation A during the period in which the Company was deficient in its ongoing reporting obligation under Regulation A.

Item 1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing in Item 3 of this Form 1-SA. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “future,” “intend,” “could,” “hope,” “predict,” “target,” “potential,” or “continue” or variations of these terms, the negative of these terms or other similar expressions. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in our Offering Circular, as amended, filed with the Securities Exchange Commission on July 16, 2020.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

Executive Overview and Outlook

World Tree USA, LLC was organized as a limited liability company in Nevada in June 2015. World Tree USA, LLC seeks to restore the Earth’s natural ecology, creating a legacy for future generations in a way that is environmentally and economically sustainable. To this end, the Company is focused on promoting, planting and harvesting the Empress Splendor tree through its Eco-Tree Program.

The Company follows a closely defined business strategy to develop and increase global geographic diversification to reduce the Company’s exposure to business and other risks.

2019/2020 Eco-Tree Program

In 2019, the Company raised a total of $2,384,776 in exchange for the issuance of 918,888 Series A 2018 COP Units and 1,258,937 Series A 2019 Eco-Tree Units.

Additionally, in 2019, the Company issued 27,968 Series A 2018 COP Units and 27,450 Series A 2019 Eco-Tree Units in lieu of paying cash for services rendered.

In October 2019, the Company launched its first Regulation A offering on the WeFunder platform and as of August 28, 2020 the company closed the WeFunder campaign and continued this offering through sales with Vanderbilt Financial Group.

2018 Eco-Tree Program (formerly called Carbon Offset Program)

In 2018, the Company raised a total of $174,294 in exchange for the issuance of 225,296 Series A 2018 COP Units.

Additionally, the Company issued 15,000 Series A 2018 COP Units in lieu of paying cash for services rendered.

In September 2018, the Company launched its first Regulation Crowdfunding offering on the WeFunder platform. The Company closed its Regulation Crowdfunding offering on April 3, 2019, raising a total of $993,628 from 414 investors.

2

Results of Operations

The following discussion pertains to our revenues and expenses for the comparative six-month periods ended June 30, 2020 and 2019, as reported in our financial statements and notes thereto as shown in the Index to Financial Statements on page 4.

Revenues - To date, the Company has not had any revenues. The Company expects to begin earning revenues upon harvest of its first plantation inside of the Eco-Tree Program, which harvest is anticipated in 2025.

Operating Results- The company has not realized net profits as operating activities relating to propagating, planting and nurturing the trees is heavily concentrated in the first few years and the anticipated revenue will not be realized until the trees are harvested.

Operating expenses were $976,224 for the six months ended June 30, 2020 compared to $293,430 for six months ended June 30, 2019.Operating expenses include management, marketing and professional fees incurred as part of the Eco-Tree program. The increase in operating expenses of $682,794 is primarily attributed to the increase in management fees paid to the parent company for the planting of trees.

Liquidity and Capital Resources

As of June 30, 2020, the Company had $772,329 of cash and cash equivalents. Based on current levels of cash on hand, the Company believes that it will be able to continue its current operations for the near term. Additionally, the Company has extended its Regulation A Offering until December 31st, 2020 in order to generate additional funds and meet its raise goal of $10.5 million.

Cash Flows from Operating Activities

Net cash used in operating activities was $809,969 for the six months ended June 30, 2020, compared to net cash used in operating activities of $295,548 for the six months ended June 30, 2019. Operating activities are heavily concentrated in the first few years and the expected return on these activities will be realized upon sale of the lumber produced by the harvest.

Cash Flows from Investing Activities

Net cash used in investing activities was $628,924 for the six months ended June 30, 2020, compared to net cash provided by investing activities of $422,050 for the six months ended June 30, 2019. Net cash used in investing activities was primarily comprised of related party advances, deposits and purchase of biological assets.

Cash Flows from Financing Activities

Net cash provided by financing activities was $1,069,796 for the six months ended June 30, 2020, compared to net cash provided by financing activities of $876,541 for the six months ended June 30, 2019. Net cash provided by financing activities is primarily comprised of proceeds of sale of membership units less costs to sell. Both of these amounts are the result of the 2019/2020 Offering.

Item 2.

OTHER INFORMATION

As of August 2020, the company has moved the executive operations to 2361 Rosecrans Ave. Suite 375, El Segundo, Ca. 90245

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Item 3.

FINANCIAL STATEMENTS

WORLD TREE USA, LLC

(unaudited)

4

World Tree USA, LLC
Balance Sheets
At June 30, 2020 and December 31, 2019

	June 30,	December 31,
	2020	2019
	(Unaudited)
Assets

Current assets:
Cash	$423,719	$792,816
Escrow Deposits	-	-
Prepaid expenses	16,000	-
Related party receivable	332,610	15,574

Total current assets	772,329	808,390

Other assets:
Deposit on biological assets - related party - non-current	517,234	335,683
Prepaid expenses - related party - non-current	214,015	140,268
Biological assets	200,770	144,180

Total assets	$1,704,348	$1,428,521

Liabilities and Members' Equity

Current liabilities:
Accounts payable	$182,256	$-
Member units to be issued	(1)	-

Total current liabilities	182,255	-

Members' equity:
Members' equity	3,842,397	2,772,601
Accumulated deficit	(2,320,304)	(1,344,080)

Total members' equity	1,522,093	1,428,521

Total liabilities and members' equity	$1,704,348	$1,428,521

See accompanying notes to the consolidated financial statements.

5

World Tree USA, LLC
Statements of Operations
For the Six Months Ended June 30, 2020 and June 30, 2019

	For the Six Months Ended June 30, 2020	For the Six Months Ended June 30, 2019
	(Unaudited)	(Unaudited)
Revenue:	$-	$-

Operating expenses:
Professional fees	16,050	28,425
Sales and marketing	226,061	16,962
Management fees and operating costs - related party	731,954	245,770
Other expenses	2,159	2,273

Total operating expenses	976,224	293,430

Net loss	$(976,224)	$(293,430)

Weighted average membership unit - basic and diluted	2,897,361	934,441
Net loss per membership unit - basic and diluted	$(0.34)	$(0.31)

See accompanying notes to the consolidated financial statements.

6

World Tree USA, LLC

Consolidated Statements of Changes in Members’ Equity

(unaudited)

	Members' Equity
	Series A Units		Series B Voting Units		Accumulated
	Shares	Amount	Shares	Amount	Deficit	Total

Balance at December 31, 2017	200,000	$130,000	10,000	$10,000	$(61,120)	$78,880

Proceeds from sale of membership units, net of offering costs	225,296	174,294	-	-	-	174,294
Membership units issued for services	10,000	10,000	-	-	-	10,000
Membership units issued for WTT obligation	5,000	5,000	-	-	-	5,000
Net loss	-	-	-	-	(78,374)	(78,374)
Balance at December 31, 2018	440,296	319,294	10,000	10,000	(139,494)	189,800

Proceeds from sale of membership units, net of offering costs	2,177,825	2,384,776	-	-	-	2,384,776
Membership units issued for services	55,418	58,531	-	-	-	58,531
Net loss	-	-	-	-	(1,204,586)	(1,204,586)
Balance at December 31, 2019	2,673,539	$2,762,601	10,000	$10,000	$(1,344,080)	$1,428,521

Proceeds from sale of membership units, net of offering costs	858,037	1,069,796	-	-	-	1,069,796
Membership units issued for services	-	-	-	-	-	0
Net loss	-	-	-	-	(976,224)	(976,224)
Balance at June 30, 2020 (unaudited)	3,531,576	$3,832,397	10,000	$10,000	$(2,320,304)	$1,522,093

See accompanying notes to consolidated financial statements.

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World Tree USA, LLC
Statement of Cash Flow
For the Six Months Ended June 30, 2020 and June 30, 2019

	June 30,	June 30,
	2020	2019
Cash flows from operating activities:
Net loss	$(976,224)	$(293,430)
Adjustments to reconcile net loss to net cash flows from operating activities:
Fair value of membership units issued for services	-	23,981
Changes in operating assets and liabilities:
Accounts payable	182,256	(8,559)
Member units to be issued	(1)	(12,000)
Prepaid expenses	(16,000)	(5,540)

Net cash used in operating activities	(809,969)	(295,548)

Cash flows from investing activities:
Related party receivable	(317,036)	(57,831)
Deposits and purchases of biological assets	(311,888)	(364,219)

Net cash used in investing activities	(628,924)	(422,050)

Cash flows from financing activities:
Proceeds from sale of membership units	1,069,796	876,541
Offering costs	-	-

Net cash provided by financing activities	1,069,796	876,541

Net increase(decrease) in cash	(369,097)	158,943

Cash as of beginning of the year	792,816	149,555

Cash as of end of the year	$423,719	$308,498

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Disclosure of non-cash investing and financing:
Membership units issued for obligation	$-	$-

See accompanying notes to the consolidated financial statements.

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WORLD TREE USA, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

WORLD TREE USA LLC (“WTUSA” or the “Company”) was organized as a limited liability company in the state of Nevada on June 3, 2015. The Company’s address is 1910 South Stapley Dr., Suite 221, Mesa, AZ 85204.

The purpose of the Company is to:

(i)	participate in collective effort to reduce the carbon footprint of the Subscribers through conduct of the Eco-Tree program;

(ii)	produce income from the harvesting of Empress Splendor (ES) Trees acquired by the Company;

(iii)	monetize carbon offset assets created by the Company;

(iv)	make distributions to members upon harvesting ES Trees; and

(v)	engage in such other activities as are reasonably incidental to the foregoing.

Risks and Uncertainties

The Company is in the pre revenue generation stage. The Company’s business and operations are sensitive to general business and economic conditions in the United States, and worldwide, along with governmental policy decisions. As this is a product grown in nature, a host of factors beyond the Company’s control could cause fluctuations in these conditions. To mitigate this risk the company has chosen to plant its ES trees in different locations in four different countries.

The Company currently is dependent upon its manager, World Tree Technologies, Inc. (“WTT”), for all aspects of the Company’s operations. WTT contracts directly with the farmers for the growth of the Company’s trees and manages the process through to harvest and sale of the lumber. WTT has been in existence in excess of 15 years, primarily focused on growing, cultivating and selling ES startlings, and has limited history, a period of approximately three years, growing to maturity, cultivating and harvesting the ES trees. WTT currently has limited arrangements for the harvesting and sale of such trees. Management of WTT has limited experience in negotiating such arrangements, however, they are in the process of expanding the network, including establishing a network of retailers to purchase the ES trees. To date WTT has generated a limited amount of capital from the sale of ES trees and/or any other biological asset. Additionally, WTT is dependent upon the Company and the management fees, among others, to fund their operations. During 2019, a significant amount of capital was paid to WTT for current and future services. These amounts were expensed during the year ended December 31, 2019, as the monies were expended by WTT. See Note 4 for additional information.

NOTE 2 – GOING CONCERN

These financial statements have been prepared on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The proposed business of the Company involves a high degree of risk and is dependent on the success of raising funds through an offer and sale of non-voting Series A units and on the Company achieving profitability. There is no assurance that the Company will be able to raise the funds necessary to finance the Company’s activities as disclosed in Note 1. The Company has significant commercial and economic dependence on WTT, a related party (Notes 1, 4 and 6). In addition, the Company is subject to significant risk due to the long-term nature of generating revenue from the harvesting of trees. These factors raise substantial doubt regarding the Company to continue as a going concern.

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WORLD TREE USA, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Management’s Plans

During the six months ended June 30, 2020, the Company raised $1,069,796 in net proceeds from the sale of Series A Units through the current Regulation A+ offering. Management believes that the current capital on hand is sufficient enough to fund operations on an ongoing basis. The Company will continue to focus on completing the full raise planned in the Reg A+ offering and is expected to plant almost 4,500 acres of trees in 2020. In addition, the company remains focused on working with select larger institutional investors on larger plantings. The Company will make those details available as they become more definite.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

We maintain our cash in bank deposit accounts, the balances of which at times may exceed federally insured limits. We continually monitor our banking relationships and consequently have not experienced any losses in our accounts. We believe we are not exposed to any significant credit risk on cash.

Cash Equivalents

Cash and cash equivalents consist of cash on hand.

Fair Value of Financial Instruments

All financial instruments are initially measured at fair value. Financial assets and financial liabilities are measured subsequently based on their classification.

Financial assets are classified as either fair value through profit or loss, loans and receivables, held to maturity, or available for sale. Financial liabilities are classified as fair value through profit or loss, or other financial liabilities. Financial assets or liabilities at fair value through profit or loss include instruments classified as held-for-trading or designated upon initial recognition at fair value through profit or loss. Financial assets or liabilities at fair value through profit or loss are measured at fair value with all gains and losses included in net income in the period in which they arise. Available for sale financial assets are measured at fair value with gains and losses, net of tax, included in other comprehensive income until the instruments are derecognized or impaired, at which time the gains or losses are recorded in net income. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost using the effective interest method.

Financial assets, other than those measured at fair value through profit or loss, are assessed for indicators of impairment at each reporting date. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the asset have been impacted. For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

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WORLD TREE USA, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments,” defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest.

The three levels of valuation hierarchy are defined as follows:

•	Level 1. Observable inputs such as quoted prices in active markets;

•	Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;

•	Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Biological Assets

Biological assets consist of trees managed for future timber sales. Biological assets contain the assumption that the fair value of biological assets can be measured reliably. This assumption can be rebutted at the early stage of an asset's life and when fair value is not reliably determined. The trees have had little biological transformation since the initial costs were incurred and therefore cost approximates fair value. The cost of trees consists of the purchase price plus costs incurred to bring the trees to the current location and condition. Costs relating to ongoing management of the trees are expensed as farmer support costs as they are incurred.

The trees are recognized as biological assets when they are received by the Company’s farmers. As of June 30, 2020 and December 31, 2019, 196,680 and 50,341 trees representing a cost of $200,7705 and $144,180, respectively.

For every 2,000 Units issued related to the 2016, 2018 and 2019 offerings, the Company will purchase up to 140 trees, which yield a harvest of approximately 110 trees per acre harvested; 30 additional trees per acre are available for replacement within the first two years.

As of June 30, 2020, current and future tree plantings are summarized below:

	2016 Offering	2018 Offering	2019 Offering
Units issued for which trees will be planted	200,000	1,144,184	2,116,974
Total Trees to be Purchased	14,000	80,093	148,189
Total Trees to be Planted based on 110 trees per 2,000 units	11,000	62,930	116,434
Total Trees for future replacement (30 trees per 2,000 units)	3,000	17,163	31,755
Total Trees Planted	11,000	69,246	116,434

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WORLD TREE USA, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Provisions and Contingent Liability Provisions

Provisions and contingent liability provisions are recognized when there is a present legal or constructive obligation arising as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligation and where a reliable estimate can be made of the amount of the obligation. Timing or exact amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available, including the risks and uncertainties associated with the present obligation. Provisions are discounted to their present values, where the time value of money is material.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the possibility of outflow of resources is remote.

Deferred Offering Costs

Costs associated with the offering of shares are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital, or if unsuccessful, recognized as general and administrative expense.

Income Taxes

The Company is taxed as a Limited Liability Company. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company’s taxable income. The Company will pay state income taxes at reduced rates. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since inception. The Company currently is not under examination by any tax authority.

Net Loss per Unit

Net earnings or loss per unit is computed by dividing net income or loss by the weighted-average number of membership units outstanding during the period, excluding Units subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per unit. Diluted net earnings or loss per unit reflect the actual weighted average Units issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per unit if their inclusion would be anti-dilutive. As of December 31, 2019 and 2018, there were no potentially dilutive securities.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company does not expect the new standard to have a material impact on the Company’s financial reporting and disclosures.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard replaces all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The guidance is effective for interim and annual periods beginning after December 31, 2018, and has been adopted by the Company on January 1, 2019 for which there was no impact to the financial statements.

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WORLD TREE USA, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 4 – RELATED PARTY TRANSACTIONS

Series B Units

As of June 30, 2020 and December 31, 2019, World Tree Technologies, Inc. (“WTT”), the Manager of WTUSA, holds 10,000 Series B Units of WTUSA.

Management Fees – 2018 Series A Unit Offering

In connection with the 2018 Series A Unit offering and the current management agreement, fees expected to be paid to WTT consist of the following: 1) $2.25 per tree (biological asset); 2) $0.20 per tree for purchasing; 3) $0.40 per tree for shipping and handling to the farmer; 4) $2.00 per tree farmer support fee for which is paid to WTT to cover costs in connection with semi-annual communications with the farmers; 5) $0.50 per tree as a farmer bonus paid to WTT which is turn is remitted to the farmer; 6) $0.40 per tree for general and administrative expenses; 7) $1.00 per tree for marketing; 8) $2.75 per tree for management fees; 9) $0.40 per tree for investor relations; and 10) $0.40 per tree for brokering lumber. Farmer support, marketing, and management fees increase at the point at which there are at least 1,000 acres of trees under management. The cost of trees, tree order staffing and administration, and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions as the amounts are paid to WTT.

Management Fees – 2019 Series A Unit Offering

In connection with the 2019 Series A Unit offering fees expected to payable to WTT consist of the following: 1) $2.50 per tree (biological asset), 2) $0.20 tree order staffing and administration; 3) $0.40 shipping and handling; 4) $3.14 farmer support; 5) $0.50 farmer bonus; 6) $0.40 office overhead; 7) $1.43 marketing; 8) $3.57 management fees; 9) $0.40 investor relations; 10) $0.46 brokering lumber; and 11) $1.39 for accounting and annual reporting costs. The cost of trees, tree order staffing and administration, and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions as the amounts are paid to WTT.

Below is a summary of all payments made to WTT for June 30, 2020 and December 31, 2019, respectively:

	Deposit on Biological Assets Balance		Allocated to Biological	Deposit on Biological Assets Balance
Fee Description	12/31/19	Payments	Assets	06/30/20
Deposit on Future Tree Stock	$270,813	$147,813	$-	$418,626
Tree Order Staffing & Administration	22,721	7,860	-	30,581
Shipping & Handling	42,149	25,878	-	68,027
Total	$335,683	$181,551	$-	$517,234

Fee Description	Prepaid Expenses Balance 12/31/19	Payments	Expensed	Prepaid Expenses Balance 06/30/20
Accounting, Annual Reports	-	106,780	106,780	$-
Farmer Support	-	241,215	241,215	-
Management Fees	-	274,248	274,248	-
Investor Relations	-	34,692	34,692	-
Office Overhead	-	30,728	30,728	-
Brokering Lumber	64,709	35,337	-	100,046
Farmer Bonus	75,559	38,410	-	113,969
Total	$140,268	$761,410	$687,663	$214,015

Short-term Advances

From time to time, WTT and/or the Company covers operating costs for either entity. These costs are periodically repaid by either entity. The amounts are due on demand and do not incur interest. As of June 30, 2020 and December 31, 2019, total amounts due to the Company from WTT were $332,610 and $15,574, respectively.

See Notes 1, 3, 5 and 6 for additional related party transactions.

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WORLD TREE USA, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 5 – MEMBERSHIP UNITS

Series A Units

Rights and Preferences

Series A Members are holders of Series A Units and do not have voting rights. Series A Memberships (and corresponding Series A Units) are issued in sub-series. Each sub-series of Series A Units has rights to a percentage of distributable cash produced by one particular project. Each project shall be funded by only one subseries of Series A Units, and no two sub-series of Series A Units shall have rights relating to the same project. See below for allocation of profits and losses.

2020 Transactions

During the six months ended June 30, 2020, the Company issued 858,037 Series A Units for gross proceeds of $1,069,796. The Company incurred $0 in offering costs in connection with the sale of the Series A Units for which offset the proceeds.

2019 Transactions

During the year ended December 31, 2019, the Company issued 2,177,825 Series A Units for gross proceeds of $2,457,575. The Company incurred $72,799 in offering costs in connection with the sale of the Series A Units for which offset the proceeds.

During the year ended December 31, 2019, the Company issued 19,873 Series A Units to an individual for services rendered related to the 2018 Offering. The Series A Units were valued at $1.00 per unit based upon the rate to which other Series A Units were being sold to third parties. Total compensation expense of $19,873 offset the proceeds of the Series A Units issued during the year ended December 31, 2019.

During the year ended December 31, 2019, the Company issued 8,450 Series A Units to an individual for professional services rendered. The Series A Units were valued at $1.25 per unit based upon the rate to which other Series A Units were being sold to third parties. Total compensation expense of $10,563 was recorded within professional fee expense on the statement of operations during the year ended December 31, 2019.

During the year ended December 31, 2019, the Company issued 17,000 Series A Units to an individual for marketing services rendered. The Series A Units were valued at $1.00 per unit based upon the rate to which other Series A Units were being sold to third parties. Total compensation expense of $17,000 was recorded within sales and marketing on the statement of operations during the year ended December 31, 2019.

During the year ended December 31, 2019, the Company issued 2,000 Series A Units to an individual in satisfaction of a liability incurred at WTT. The units were valued at $1.50 per unit. The total value of $3,000 was recorded as an increase to the related party receivable within the balance sheet during the year ended December 31, 2019.

Other Provisions

Unless authorized to do so by the Manager, no Member, Unit Holder or group of Members or Unit Holders shall have any power or authority to bind the Company in any way, to pledge the Company’s credit, to render the Company liable for any purpose, or to otherwise engage in the management of the Company.

Units have been recognized on the financial statements as equity when subscriptions have been received.

Profits and Losses

WTT enters into contracts with farmers whereby the net profits from the harvesting and sale of the biological assets are split 50/50 between the Company and the farmer. The Company’s 50% profit, it any, is then split between the Series A and Series B Unit holders on a 50/50 basis. Class A and Class B Units participate in the losses based upon their pro-rata amounts invested to the total invested until the investment is extinguished. After extinguishment the losses are then split between the Series A and Series B Unit holders on a 50/50 basis.

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Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No	Description of Exhibit
2	Articles of Organization – World Tree USA, LLC (Nevada) (1)
3	Amended Operating Agreement – World Tree USA, LLC (1)
4.1	Subscription Agreement (3)
6.1	Agreement with Vanderbilt Financial Group, LLC (2)
6.2	Addendum to Agreement with Vanderbilt Financial Group, LLC (2)
6.3	Selected Dealer Agreement (3)
6.4	Lock-Up Agreement (2)
8.1	Escrow Agreement (3)

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(1) Incorporated by reference to the Registrant’s Amended Offering Statement on Form 1A/A (File No. 02411051), filed with the Securities and Exchange Commission on September 12, 2019.

(2) Incorporated by reference to the Registrant’s Post-Qualification Offering Statement on Form 1-A POS (File No. 02411051), filed with the Securities and Exchange Commission on July 16, 2020.

(3) Incorporated by reference to the Registrant’s Current Report Pursuant to Regulation A on Form 1-U filed with the Securities and Exchange Commission on August 19, 2020.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 30, 2020.

World Tree USA, LLC

/s/ Douglas Willmore

By Douglas Willmore as Chief Executive Officer of World Tree USA, LLC
Date: September 30, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Douglas Willmore

By Douglas Willmore as Chief Executive Officer of World Tree USA, LLC
Date: September 30, 2020

/s/ Deborah Cullen

By Deborah Cullen as Chief Financial Officer of World Tree USA, LLC, and Principal Accounting Officer
Date: September 30, 2020

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